December 4, 2019

Bruce Bent
Chief Executive Officer
Astro Aerospace Ltd.
320 W. Main Street
Lewisville, TX 75057

       Re: Astro Aerospace Ltd.
           Registration Statement on Form S-1
           Filed November 25, 2019
           File No. 333-235252

Dear Mr. Bent:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at (202) 551-3269 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Zachary Walker, Esq.